UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20546 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-30536
CUSIP NUMBER

(Check one:)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART 1 – REGISTRANT INFORMATION

VERIDIGM, INC.

Full Name of Registrant

ENOTES SYSTEMS INC.

Former Name if Applicable

17383 Sunset Boulevard, Suite B-280

Address of Principal Executive Office

Pacific Palisades, California 90272

City, State and Zip Code

PART 11 – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	) ) ) ) ) ) ) ) ) )	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

		(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s quarterly report for the period ended March 31, 2007 is expected to be filed late to allow the board members additional time to review the financial statements in light of significant reconciliation work which was done by the company’s new accountants during that quarter.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Jeffrey Eng Name	310 Area Code	566-4765 Telephone Number
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☑No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VERIDIGM, INC.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

May 11, 2007

By:

/s/ “Jeffrey Eng”

Jeffrey Eng, Director